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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December, 2010**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: December 23, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)

(Expressed in United States Dollars)

Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2010

(Unaudited)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in United States Dollars)

(Unaudited)		September 30, 2010		December 31, 2009
Assets				
Current assets				
Cash and cash equivalents	$	**8,750**	$	89,138
Prepaid expenses		**51,624**		-
		60,374		89,138
Due from related party (Note 7)		**274,000**		250,000
	$	**334,374**	$	339,138
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**235,436**	$	175,760
Current portion of due to related parties (Note 7)		**69,778**		25,400
Other liabilities (Note 9)		**563,818**		563,818
		869,032		764,978
Due to related parties (Note 7)		**67,276**		111,654
		936,308		876,632
Shareholders' Deficiency				
Share capital (Note 5(b))		**11,463,430**		11,463,430
Contributed surplus		**455,335**		455,335
Deficit		**(12,520,699)**		(12,456,259)
		(601,934)		(537,494)
	$	**334,374**	$	339,138

Nature of Operations and Going Concern (Note 1)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)

(Unaudited)	Three Months Ended September 30, 2010		Three Months Ended September 30, 2009		Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2009		Cumulative From Start of the Exploration Stage on January 1, 2002
Revenue									
Petroleum and natural gas revenue	$	**1,262**	$	21,566	$	**1,962**	$	25,691	$ 427,959
Interest income		**-**		86		**23**		990	17,982
Other income (loss)		**-**		-		**2,000**		-	5,239
		1,262		21,652		**3,985**		26,681	451,180
Operating and administrative expenses									
Operating		**35**		161		**67**		352	742,999
General and administrative		**16,354**		57,014		**49,919**		114,493	846,164
Depletion, depreciation and amortization		**-**		-		**-**		-	35,353
Stock-option compensation		**-**		-		**-**		-	312,249
Interest on advance		**508**		508		**1,524**		1,524	15,126
Interest on loan claims		**5,639**		4,952		**16,915**		18,325	149,627
Management fees		**-**		-		**-**		-	169,000
		22,536		62,635		**68,425**		134,694	2,270,518
Loss before the following:		**(21,274)**		(40,983)		**(64,440)**		(108,013)	(1,819,338)
Write-off of an option to acquire mineral property		**-**		-		**-**		-	(78,125)
Gain on disposal of petroleum and natural gas properties		**-**		-		**-**		-	606,047
Gain on disposal of capital asset		**-**		-		**-**		-	10,000
Gain on settlement of debt		**-**		-		**-**		-	149,681
Net loss and comprehensive loss for the period	$	**(21,274)**	$	(40,983)	$	**(64,440)**	$	(108,013)	$(1,131,735)
Loss per common share - Basic and diluted	$	**(0.00)**	$	(0.00)	$	**(0.00)**	$	(0.00)	-
Weighted average of common shares outstanding		**46,619,863**		46,619,863		**46,619,863**		46,619,863	-

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Deficit
(Expressed in United States Dollars)

(Unaudited)	Three Months Ended September 30,		Nine Months Ended September 30,		Cumulative From Start of the Exploration Stage on January 1,
	2010	2009	2010	2009	2002
Deficit, beginning of period	$(12,499,425)	$(12,409,386)	$(12,456,259)	$(12,342,356)	$(11,388,964)
Net loss for the period	(21,274)	(40,983)	(64,440)	(108,013)	(1,131,735)
Deficit, end of period	$(12,520,699)	$(12,450,369)	$(12,520,699)	$(12,450,369)	$(12,520,699)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders' Deficiency
(Expressed in United States Dollars)

(Unaudited)	Number of Shares	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total
Balance, December 31, 2001	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,388,964)**	**$ (467,103)**
Net loss for the year	-	-	-	-	(111,999)	(111,999)
Balance, December 31, 2002	**33,184,803**	**$ 10,921,861**	**$ -**	**$ -**	**$(11,500,963)**	**$ (579,102)**
Stock options granted	-	-	-	17,660	-	17,660
Net loss for the year	-	-	-	-	(13,648)	(13,648)
Balance, December 31, 2003	**33,184,803**	**$ 10,921,861**	**$ -**	**$ 17,660**	**$(11,514,611)**	**$ (575,090)**
Shares issued for mining property	2,000,000	78,125	-	-	-	78,125
Net loss for the year	-	-	-	-	(194,909)	(194,909)
Balance, December 31, 2004	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 17,660**	**$(11,709,520)**	**$ (691,874)**
Stock options granted	-	-	-	15,484	-	15,484
Net income for the year	-	-	-	-	289,238	289,238
Balance, December 31, 2005	**35,184,803**	**$ 10,999,986**	**$ -**	**$ 33,144**	**$(11,420,282)**	**$ (387,152)**
Issued on private placement	8,796,200	378,530	-	-	-	378,530
Fair value of warrants issued	-	(204,408)	204,408	-	-	-
Net loss for the year	-	-	-	-	(344,752)	(344,752)
Balance, December 31, 2006	**43,981,003**	**$ 11,174,108**	**$ 204,408**	**$ 33,144**	**$(11,765,034)**	**$ (353,374)**
Exercise of warrants	2,638,860	228,000	-	-	-	228,000
Fair value of warrants exercised	-	61,322	(61,322)	-	-	-
Expiry of warrants	-	-	(143,086)	143,086	-	-
Fair value of granted options	-	-	-	90,232	-	90,232
Net loss for the year	-	-	-	-	(255,827)	(255,827)
Balance, December 31, 2007	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 266,462**	**$(12,020,861)**	**$ (290,969)**
Stock-based compensation	-	-	-	188,873	-	188,873
Net loss for the year	-	-	-	-	(321,495)	(321,495)
Balance, December 31, 2008	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,342,356)**	**$ (423,591)**
Net loss for the year	-	-	-	-	(113,903)	(113,903)
Balance, December 31, 2009	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,456,259)**	**$ (537,494)**
Net loss for the period	-	-	-	-	(64,440)	(64,440)
Balance, September 30, 2010	**46,619,863**	**$ 11,463,430**	**$ -**	**$ 455,335**	**$(12,520,699)**	**$ (601,934)**

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

(Unaudited)	Three Months Ended September 30, 2010		Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2009	Cumulative From Start of the Exploration Stage on January 1, 2002
Cash flows (used in) provided by operating activities							
Net loss for the period	$	**(21,274)**	$ (40,983)	$	**(64,440)**	$ (108,013)	$ (1,131,735)
Operating items not involving cash:							
Depletion, depreciation and amortization		**-**	-		**-**	-	35,353
Accrued interest payable		**6,147**	-		**18,439**	-	67,609
Stock-option compensation		**-**	-		**-**	-	312,249
Write-off of an option to acquire mineral property		**-**	-		**-**	-	78,125
Gain on disposal of petroleum and natural gas properties		**-**	-		**-**	-	(606,047)
Gain on disposal of capital asset		**-**	-		**-**	-	(10,000)
Gain on settlement of debt		**-**	-		**-**	-	(149,681)
Changes in non-cash working capital items		**16,335**	22,558		**(10,387)**	944	279,619
		1,208	(18,425)		**(56,388)**	(107,069)	(1,124,508)
Cash flows (used in) provided by financing activities							
Repayment of long term debt		**-**	-		**-**	-	(117,654)
Repayment of loan claims		**-**	-		**-**	-	(100,715)
Advances to/from related parties		**-**	1,280		**(24,000)**	(23,720)	(169,466)
Common shares issued		**-**	-		**-**	-	606,530
		-	1,280		**(24,000)**	(23,720)	218,695
Cash flows provided by investing activities							
Additions to coal mining properties		**-**	-		**-**	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties		**-**	-		**-**	-	606,467
Proceeds on disposal of capital assets		**-**	-		**-**	-	10,000
		-	-		**-**	-	585,063
(Decrease) increase in cash and cash equivalents		**1,208**	(17,145)		**(80,388)**	(130,789)	(320,750)
Cash and cash equivalents, beginning of period		**7,542**	125,511		**89,138**	239,155	329,500
Cash and cash equivalents, end of period	$	**8,750**	$ 108,366	$	**8,750**	$ 108,366	$ 8,750

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

1. **Nature of Operations and Going Concern**

    Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB under symbol SHGP.

    The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

    (i)   The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;

    (ii)   The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

    (iii)   The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

    As at September 30, 2010, the Company had a working capital deficiency of $534,658 (December 31, 2009 - $425,840) and an accumulated deficit of $12,520,699 (December 31, 2009 - $12,456,259).

    These unaudited interim consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These unaudited interim consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

    The Company funded its operations for the three and nine months ended September 30, 2010 through the use of existing cash reserves. The Company does not have sufficient cash reserves to fund its administrative cost for the current fiscal year and to make inroads on its liabilities to trade creditors and debt holders. Management is actively involved in seeking new equity financing to enable it to service the Company's existing liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

2.   **Basis of Presentation and Accounting Policies**

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for interim financial information. Accordingly they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: "Business Combinations" ("Section 1582"), "Consolidated Financial Statements" ("Section 1601"), and "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces section 1581 and revises standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - "Business Combinations". The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standard 27 - "Consolidated and Separate Financial Statements" and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company adopted these standards effective January 1, 2010, with no impact on its results of operations or financial position.

International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that publicly accountable, profit oriented enterprises will be required to report under IFRS for interim and annual financial statements for periods commencing on or after January 1, 2011. Accordingly, the Company will be required to have prepared, in time for its fiscal 2011 first quarter filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. This will be an ongoing process as the International Accounting Standards Board and the AcSB continue to issue new standards and recommendations. The Company is in the process of evaluating the potential impact of IFRS on its financial statements. Based on the current guidance provided by regulatory bodies, it is anticipated that the Company's financial results and position as disclosed in its current Canadian GAAP financial statements will not differ significantly from that which is required in accordance with IFRS.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

3.   Capital Management

The Company manages its capital with the following objectives:

- To ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- To maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus and deficit. At September 30, 2010 total shareholders' deficit amounted to $601,934 (shareholders' deficit at December 31, 2009 amounted to $537,494).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral/coal properties. Selected information is frequently provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three and nine months ended September 30, 2010. The Company is not subject to any capital requirements imposed by a regulator or lending institution.

4.   Financial Risk Factors

(a) Financial Risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate, foreign exchange rate and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and due from related party. Cash and cash equivalents consist of non-interest and interest bearing bank accounts and money market funds with reputable financial institutions. Due from related party amount is from a company that is related by virtue of its ownership by an officer and director of the Company. The amount is in good standing as of September 30, 2010. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and due from related party is minimal.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

4.   **Financial Risk Factors (Continued)**

(a) Financial Risk (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at September 30, 2010, the Company had a cash and cash equivalents balance of $8,750 (December 31, 2009 - $89,138) to settle accounts payable and accrued liabilities of $235,436 (December 31, 2009 - $175,760), the current portion of due to related parties of $69,778 (December 31, 2009 - $25,400) and other liabilities of $563,818 (December 31 2009 - $563,818). The Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. A portion of the due to related parties is unsecured with no set date of repayment. The Company is seeking sources of additional capital to improve its liquidity position.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates. The Company's current policy is to invest excess cash in interest bearing bank accounts and money market funds. The Company periodically monitors its interest bearing bank accounts and money market funds and is satisfied with the creditworthiness of its banks**.**

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

4.   Financial Risk Factors (Continued)

(a) Financial Risk (Continued)

Market Risk (Continued)

Commodity Price Risk

Commodity price risk could adversely affect the Company. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of September 30, 2010, the Company was not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

(i) Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at September 30, 2010, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.

(ii) The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $9,000 with all other variables held constant.

(b) Fair Value Hierarchy and Liquidity Risk Disclosure

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at September 30, 2010:

	Level 1	Level 2	Level 3	Total
Financial assets				
- Cash and cash equivalents	$ 8,750	$ -	$ -	$ 8,750
Financial liabilities				
- Accounts payable and accrued liabilities	$ -	$ 235,436	$ -	$ 235,436
- Current portion of due to related parties	$ -	$ 69,778	$ -	$ 69,778
- Other liabilities	$ -	$ 563,818	$ -	$ 563,818
- Due to related parties	$ -	$ 67,276	$ -	$ 67,276

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

5. **Share Capital**

(a) **Authorized**

Unlimited common shares without par value

(b) **Issued and Outstanding**

	Shares	Amount
Balance, December 31, 2009 and September 30, 2010	**46,619,863**	**$ 11,463,430**

6. **Stock Options**

The continuity of share purchase options are as follows:

	Number of stock options		Weighted average exercise price (CDN)
Balance, December 31, 2009	**3,580,000**	**$**	**0.10**
Expired (i)	(480,000)		(0.10)
Balance, September 30, 2010	**3,100,000**	**$**	**0.10**

(i) On May 16, 2010, 480,000 options with an exercise price of $0.10 expired without exercise.

The following table reflects the actual stock options outstanding and exercisable as of September 30, 2010:

Exercise price per share (CDN)	Expiry date	Fair value	Number of stock options	Weighted average remaining contract life (years)
$ 0.10	May 15, 2012	$ 90,232	1,600,000	1.62
0.10	May 8, 2013	166,653	1,500,000	2.61
		$ 256,885	3,100,000	2.10

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

7. Related Party Balances and Transactions

Balances with related parties are comprised of:

	September 30, 2010		December 31, 2009
Due from related party			
Standard Energy Company (i)	$	**274,000**	$ 250,000
Due to related parties			
Roland Larsen (ii)	$	**25,400**	$ 25,400
Royal Standard Minerals - current portion (iii)		**44,378**	-
		69,778	25,400
Royal Standard Minerals - long term portion (iii)		**67,276**	111,654
	$	**137,054**	$ 137,054

(i) Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued in accounts payable and accrued liabilities, but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors.

On September 9, 2008, the Company entered into an initial agreement with RSM for the repayment of the loan. To this end, the Company had executed a promissory note (the "Note") in favour of RSM that provided for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan was to accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 which is non-interest bearing payable in three equal installments of $44,378 on September 9, 2011, 2012 and 2013. Netted against the due to related parties, Royal Standard Minerals Inc. is a balance due from related parties, Royal Standard Minerals Inc. in the amount of $21,480 (December 31, 2009 - $21,480).

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties).

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
Three and Nine Months Ended September 30, 2010
(Unaudited)

8.   Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small cash balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

9.   Loan Claims

	September 30, 2010	December 31, 2009
Unsecured vendor loan claims	$ 563,818	$ 563,818

Pursuant to a voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

10.   Mining Interests

Refer to Note 10(b) of the audited annual consolidated financial statements for December 31, 2009.